Filed Pursuant to Rule 433

Registration Statement

No. 333-183135

ATLANTIC POWER CORPORATION

SERIES D EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

November 29, 2012

The information in this pricing term sheet should be read together with the prospectus supplement and the base shelf prospectus for this offering, including the documents incorporated by reference therein.

ISSUER:	Atlantic Power Corporation

ISSUE:	Series D Extendible Convertible Unsecured Subordinated Debentures (the “Debentures”).

AMOUNT:	C$100,000,000

ISSUE PRICE:	C$1,000 per Debenture

COUPON:	6.00% per annum from Closing, payable semi-annually on the last day of June and December of each year commencing on June 30, 2013.

INITIAL MATURITY DATE:	March 31, 2013

FINAL MATURITY DATE:	December 31, 2019

USE OF PROCEEDS:

The Issuer intends to use the net proceeds from this offering to fund the acquisition of all of the outstanding shares of capital stock of Ridgeline Energy Holdings, Inc. (the “Acquisition”) and to fund certain working capital commitments and acquisition expenses related to Ridgeline Energy Holdings, Inc.

AUTOMATIC EXTENSION:

If the closing of the Acquisition (the “Acquisition Closing”) occurs on or before the Termination Date (as defined below), the Maturity Date of the Debentures will be automatically extended from the Initial Maturity Date to the Final Maturity Date.  If: (i) the Acquisition Closing does not occur on or before 5:00 p.m. (Toronto time) on the Initial Maturity Date; (ii) the Acquisition is terminated prior to the Initial Maturity Date; or (iii) the Issuer advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition (in any case, the “Termination Date”), the Maturity Date of the Debentures will remain the Initial Maturity Date.  If the Debentures mature on the Initial Maturity Date, holders of the Debentures will receive, on the third business day following the Initial Maturity Date, an amount equal to the Issue Price therefor plus accrued and unpaid interest thereon.

CONVERSION:

The Debentures will be convertible at the holder’s option into common shares (“Shares”) of the Issuer at any time prior to the earlier of the close of business on the Final Maturity Date and the business day immediately preceding the date specified by the Issuer for redemption of the Debentures at a conversion price of C$14.50 per Share (the “Conversion Price”), being a ratio of approximately 68.9655 Shares per C$1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Holders converting their Debentures will receive accrued and unpaid interest thereon to but excluding the date of conversion.

If a holder elects to convert its Debentures in connection with a Change of Control that occurs prior to December 31, 2017, the holder will be entitled to receive additional Shares as a make-whole premium on conversion in certain circumstances as provided below under Change of Control.

CONVERSION PRICE ADJUSTMENTS:

Anti-Dilution: The Conversion Price will be subject to anti-dilution adjustments including upon: share splits; share consolidations; the issuance of stock dividends; the issuance of rights, options or warrants convertible into Shares at less than 95% of the then market price; spin-off events; and issuer bids in certain circumstances, in each case as set forth in the Indenture.

Dividends: The Conversion Price will be subject to adjustments for distributions of securities or assets to common shareholders and the declaration of regular cash dividends above C$0.09583 per Share per month, in each case as set forth in the Indenture.

REDEMPTION:

The Debentures will not be redeemable before December 31, 2015 (the “First Call Date”). On and after the First Call Date and prior to December 31, 2017, the Debentures will be redeemable in whole or in part from time to time at the Issuer’s option at par plus accrued and unpaid interest, provided that the volume weighted average price of the Shares on the Toronto Stock Exchange (“TSX”) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the Conversion Price. On and after December 31, 2017 and prior to the Final Maturity Date, the Debentures will be redeemable in whole or in part from time to time at the Issuer’s option at par plus accrued and unpaid interest.  The Issuer shall provide not more than 60 nor less than 30 days’ prior notice of redemption.

SHARE PAYMENT OPTION:

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Issuer has the option, upon not more than 60 nor less than 40 days’ prior notice, to satisfy its obligations to pay on redemption or the Final Maturity Date, the principal amount of the Debentures, in whole or in part, by delivering freely tradeable Shares.  Any accrued and unpaid interest will be paid in cash.

In such event, payment will be satisfied by delivering that number of freely tradeable Shares obtained by dividing the principal amount of the Debentures to be redeemed or that have matured by 95% of the volume weighted average trading price of the Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day prior to the date fixed for redemption or maturity, as the case may be.

SHARE INTEREST PAYMENT OPTION:

The Issuer may elect from time to time, subject to any required regulatory approval and provided that no event of default has occurred and is continuing, to satisfy all or part of its interest payment obligations by delivering sufficient freely tradeable Shares to an agent for sale, in which event holders of Debentures will be entitled to receive a cash payment equal to the interest owed, from the proceeds of the sale of the requisite number of Shares by the agent.

CHANGE OF CONTROL:

Upon the occurrence of a Change of Control involving the acquisition of ownership or of voting control or direction over 50% or more of the Shares of the Issuer, or the sale or transfer of all or substantially all of the consolidated assets of the Issuer, holders of Debentures will have a right to require the Issuer to purchase all of their Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

A Change of Control will not include a sale, merger, reorganization, or other similar transaction if the previous holders of the Shares hold at least 50% of the voting control in such merged, reorganized or other continuing entity.

Subject to regulatory approval, in the event of a Change of Control where the consideration is or can be received wholly or partially in cash (being 10% or more in (i) cash; (ii) equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange), holders of the Debentures may elect to convert their Debentures, subject to certain limitations, and receive, in addition to the number of Shares they otherwise would have been entitled to under “Conversion”, an additional number of Shares not exceeding the specified amount of Shares per C$1,000 of Debentures, which will be reflected in the prospectus supplement.

Make Whole Premium Upon a Change of Control

(Number of Additional Shares per C$1,000 Debenture)

Stock Price
	Effective Date	$	$	$	$	$	$	$

The actual price (“Stock Price”) paid per Share in the transaction constituting the Change of Control and the date on which the Change of Control becomes effective (the “Effective Date”) may not be set forth on the table, in which case:

•                  If the actual Stock Price on the Effective Date is between two Stock Prices on the table or the actual Effective Date is between two Effective Dates on the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

•                  If the Stock Price on the Effective Date exceeds C$• per Share, subject to adjustment, the make whole premium will be zero; and

•                  If the Stock Price on the Effective Date is less than C$• per Share,

subject to adjustment, the make whole premium will be zero.

PURCHASE FOR CANCELLATION:	The Issuer will have the right at any time to purchase the Debentures in the market, by tender, or by private contract.

RANK:

The Debentures will rank subordinate in right of payment of principal and interest to all existing and future senior secured and senior unsecured indebtedness of the Issuer including all trade creditors, and will rank pari passu to all existing and future subordinated unsecured indebtedness.

LISTING:

Application will be made to list the Debentures on the TSX and the Shares to be issued upon conversion, redemption or maturity thereof on the TSX and the NYSE.  The existing Shares trade on the TSX and the New York Stock Exchange (“NYSE”) under the symbols “ATP” and “AT”, respectively.

FORM OF OFFERING:

Public offering in all provinces and territories of Canada (except Quebec) by way of a prospectus supplement to the Issuer’s Short Form Base Shelf Prospectus dated August 17, 2012.

Public offering in the United States by way of a prospectus supplement to a prospectus included in a shelf registration statement on Form S-3 filed on August 8, 2012 with the United States Securities and Exchange Commission (“SEC”).

FORM OF UNDERWRITING:

Bought, subject to syndication and a mutually acceptable underwriting agreement containing customary “disaster out”, “regulatory / cease trade out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	Eligible under the usual statutes as well as for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.

UNDERWRITING FEE:	4.0%.

CLOSING:	December 11, 2012

This offering is only made by prospectus. A prospectus supplement to the Issuer’s Canadian Short Form Base Shelf Prospectus dated August 17, 2012 (the “Prospectus”) containing important information relating to these securities will be filed with the securities commissions or similar authorities in each of the provinces and territories of Canada other than Quebec. Copies of the Prospectus and prospectus supplement may be obtained from TD Securities Inc., Attn: Symcor, NPM (Email: sdcconfirms@td.com, Tel: (289) 360-2009) or BMO Capital Markets, Attn: Mississauga Distribution Centre C/O The Data Group of Companies (Email: draposo@datagroup.ca, Tel: (905) 696-8884 x4222). Investors should read the prospectus and prospectus supplement before making an investment decision.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement relating to the offering of Debentures upon request from TD Securities (USA) LLC, Attn:

David Chepauskas (31 West 52nd St., New York, NY 10019, Tel: (212) 827-7392) or BMO Capital Markets, Attn: Equity Syndicate (3 Times Square, 27th Floor, New York, NY 10036, Tel: (800) 414-3627, Email: bmoprospectus@bmo.com).